

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2022

Leo Lu
Chief Executive Officer
Bitfufu Inc.
111 North Bridge Road, #15-01
Peninsula Plaza, Singapore 179098

> **Re: Bitfufu Inc.**
> **Amendment No. 4 to Draft Registration Statement on Form F-4**
> **Submitted August 23, 2022**
> **CIK No. 0001921158**

Dear Mr. Lu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, our references to prior comments refer to comments in our August 17, 2022 letter.

Draft Registration Statement Form F-4 submitted on August 23, 2022

Consolidated Statements of Cash Flows, page F-39

1. We note that your response to prior comment 3 does not include an accounting analysis supported by provisions of ASC 230. Please provide this analysis as we consider your response.

2. We note your response to prior comment 4 and have the following comment. Tell us whether any portion of the cash payments made to your suppliers were for equipment or other productive assets to be used in your self-mining operations. If so, tell us how your presentation complies with ASC 230-10-45-13(c).

FINFRONT HOLDING COMPANY - Consolidated Financial Statements
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(g) Digital assets, page F-42

3.   Your accounting policy of evaluating impairment quarterly does not comply with ASC
        350-30-35-18 requirement that you test an intangible asset that is not subject to
        amortization for impairment annually and more frequently if events or changes in
        circumstances indicate that it is more likely than not that the asset is impaired. Further,
        your response suggests that your policy also does not comply with ASC 350-30-35-19,
        which indicates that if the carrying amount of an intangible asset exceeds its fair value, an
        entity shall recognize an impairment loss in an amount equal to that excess. Please tell us
        if our understanding is incorrect or revise your accounting policy to comply with
        referenced guidance.

(m) Revenue recognition
Cloud mining solution, page F-44

4.   We have reviewed your responses to the recognition of revenue from your cloud mining
        solutions. Please provide us a comprehensive accounting analysis that addresses each of
        the five steps in ASC 606 that supports your policy for your recognition of revenue from
        the cloud mining solutions. Please include in your analysis a description of the material
        rights and obligations of you and your customers; and clarify what "term of the order"
        means. Please also provide us with a copy of a representative agreement.

5.   As it relates to ASC 606 step 2, please include in your analysis, but do not limit it to, a
        comprehensive list and description of the goods and services in the arrangement you
        promised to provide (see e.g., your disclosure on page F-44 stating you sell a one-stop
        cloud-mining solution that includes hash rate, value-added services, infrastructure, and
        connectivity and the statement on your website that, "We offer a complete cloud mining
        solution that includes the "Purchase - Transport - Hosting - Maintenance" of the
        devices."); the nature of the output for each promised good or service (e.g., hash rate,
        time, etc.), including whether you promise to deliver a total hash rate and, if so, explain
        how total hash rate is determined and support for your conclusion that each promise is not
        distinct and instead is required to be combined into a single performance obligation.

6.   As a follow-up to the preceding comment, please also clarify whether you provide cloud
        mining and hosting services either within the same contract or in separate contracts to the
        same customer, and if so, the accounting analysis supporting your conclusion that both
        cloud mining and hosting services represent a single performance obligation.

7.   You state on page F-44 that, "the Group purchases and takes control of hash rate
        generated by mining equipment under its control and sub-divides, repackages and resells
        hash rate to its customers by transferring control of the sub-divided hash rate." Explain to
        us how you obtain such control and then transfer such control. Describe the evidence that
        the customer controls the hash rate in light of the prior sentence that the Company controls

the hash rate generated by the mining equipment. Further, please provide supporting accounting analysis for the purchase and resell of hash rate using the gross method. Your response should address how you determined that you are the principal instead of the agent. We refer you to ASC 606-10-55-36 to 55-40. That is, explain how you control the computer power rented from your suppliers each month. Clarify whether you have control over a specific mining equipment owned by a supplier and hosted at their facility or have control over computing power over a period of time. Indicate whether the hosting facility can use any miner to provide you with the computing power rented. Lastly, since your customers have direct contractual rights and obligations with the mining pool operator and control the computing power, explain how you also control the computer power.

8. As it relates to ASC 606 step 5, please include in your analysis, but do not limit it to, an explanation as to why the actual time provided as compared to time ordered over the contract term is being utilized to measure progress and how your use of time is an appropriate measure of your progress toward complete satisfaction of a performance obligation. We refer you to ASC 606-10-25-33.

9. In your response to comment 7 of our July 20, 2022 letter, you cite to disclosure on page F-52 and page 118, that indicates BitFuFu temporarily holds mining rewards of customers on their behalf if such customers do not have their own digital asset wallets. You represent that the digital assets held on customers' behalf are recorded as "digital assets held on behalf of customers" and "customer deposits of digital assets" on BitFuFu's Balance Sheet and corresponding notes of its financial statements. Please provide your accounting analysis, with citation to authoritative guidance and the material terms of your customer and mining pool contracts, supporting that such assets are required to be recognized by BitFuFu. Please also explain to us how you considered this in determining to that the mining pool operator is not your customer in these instances.

Selling of mining equipment, page F-45

10. We have reviewed your responses to the recognition of revenue from the sale of mining equipment. Please provide us a comprehensive accounting analysis that addresses each of the five steps in ASC 606 that supports your policy for recognizing revenue from the sale of mining equipment and hosting services. Please include in your analysis, but do not limit it to, a description of the material rights and obligations of you and your customers; a list of goods and services in the arrangements you promised to provide; the analysis supporting your conclusion that the sale of the mining machine is a single performance obligation while the hosting services is a series of distinct services that are substantially the same and have the same pattern of transfer to the customer; and the analysis supporting whether you are a principal or agent in arranging the hosting services via a third-party hosting facility. Clarify whether the supplier will ship the miner purchased by your customers directly to their hosting facility. Lastly, tell us whether you share in the payout earned by your customers from providing your hosting services.

11.   We note that in your response to comment 15 of our June 14, 2022 letter you state that "After paying the hosting service fee and/or other relevant fees, the customers received all the mining rewards generated by the equipment they bought. Even if the equipment is in BitFuFu's possession during the hosting period, the risk and cost related to the equipment is also borne by the customers". We also note your statement, "In BitFuFu's limited history, it has yet to experience the situation where the customer has need to reclaim possession of the equipment." Please explain to us why a customer would chose to purchase mining equipment and hosting services instead of purchasing the cloud mining solutions; how the customer is exposed to risk and cost of the equipment; how BitFuFu has possession of the mining equipment during the hosting period and the nature of its possessory rights; and whether the mining equipment are placed in a hosting facility that you own or in a suppliers' hosting facility.

Cryptocurrency self-mining revenue, page F-46

12.   We note your response to prior comment 8 and note your statement that "Once the number of noncash considerations (i.e. Bitcoins), is fixed upon the confirmation from mining pool operator, the fair value of the noncash consideration shall be measured using the quoted price of bitcoins at 8:00am GMT+8 of the date when they are earned and confirmed by mining pool". It appears that you are using the fair value upon confirmation and thus avoiding reporting any changes in the form of payment in the transaction price (i.e., revenue) since the date of contract inception. Please clarify if you are using the confirmation date to measure fair value due to the noncash consideration varying for reasons other than the form of the consideration. Tell us if our understanding of your policy is correct. Provide an accounting analysis that addresses why you do not record the Bitcoin based on the fair value at contract inception upon confirmation from the mining pool operator and then exclude from revenue any changes in fair value in the form of consideration occurring subsequent to contract inception. That is, clarify how your policy complies with ASC 606-10-32-21. Any changes in fair value subsequent to contract inception date that "are due to the form of the consideration are not included in the transaction price" and, thus, reported outside of revenue from customers (e.g., reported as impairments). Refer to ASC 606-10-32-23. In addition, your disclosure on page F-46 states that "Group is entitled to compensation regardless of whether the pool operator successfully records a block to the bitcoin blockchain". Please reconcile this disclosure to your statement in this response letter that "the effective rate of the hash rate connecting to mining pools" effects the Bitcoins you earn. That is, clarify why the "effective rate of the hash rate" impacts your pay out when you earn compensation regardless of the outcome.

13.   In your response to prior comment 10 you state that you are "entitled to receive digital assets from the mining pool operator" which is "subjected to the confirmation of mining pool operator each day". Please clarify what your rights are if the mining pool operator fails or miscalculates amount of digital assets you earned. Tell us whether the Aladdin software program also provides confirmation. In addition, please clarify your

statement that "The obligation of mining pool to make payments to pool participant based on agreed upon payout method begins when pool participants contribute hash rate to the mining pool". That is, tell us whether a "new" contract starts after a Bitcoin has been mined or after an unsuccessful attempt during the day. Also, indicate whether a payout is due or earned in the event that you a leave a pool or suspend mining operations during the day. As it relates to ASC 606 step 1, include an accounting analysis, but do not limit it to, how you determined the period over which the parties have enforceable rights and obligations.

3. DIGITAL ASSETS, page F-49

14. Your disclosure on page F-49 indicates that there was no impairment of digital assets for the period from December 2, 2020 (inception) to December 31, 2020 and for the year ended December 31, 2021. Please explain how you concluded that there was no impairment of digital assets during those periods.

15. Please support your accounting policy of recognizing as an asset crypto assets you hold in custody on behalf of your customers. Please provide your supporting accounting analysis citing authoritative literature. If the crypto assets are not required by U.S. GAAP to be recognized as your assets, provide your analysis of the applicability of SAB 121.

16. In your response to comment 7 of our June 14, 2022 letter you stated that you do not believe USDT or other stablecoin is a financial asset or receivable. Please tell us and consider the need to disclose to what "other stablecoins" refers. If you or your agent owns or custodies other stablecoins, provide us your comprehensive accounting analysis for those stablecoins. In that analysis, outline the material rights and obligations of a holder of the stablecoin you are evaluating.

17. Please reconcile for us the apparent conflict in the following statements: "Holding a unit of a USDT typically does not give the holder a contractual right to receive cash or another financial asset from a second entity, not does the USDT come into existence because of a contractual relationship." [response to comment 17 of our June 14, 2022 letter] and "The right to have USDT redeemed or issued is a contractual right personal to the verified customer."

18. In order to help us further evaluate your accounting for the USDT you hold, please clarify what you mean when you state that USDT may be redeemed by either "in-kind redemptions of securities" or "other assets held in the reserves" and how that informed your accounting analysis. Similarly, more fully articulate whether, and if so how, the need to be a "verified customer" impacted your accounting analysis. In your reply, explain whether you are a "verified customer" and, if not, indicate the steps precedent to becoming a "verified customer" and whether such steps are perfunctory.

19. Please clarify why you believe a receivable should be recorded for the loaned USDT as stated in your response to prior comment 12. Tell us why you believe a receivable should be recorded when you state that "Holding a unit of a USDT typically does not give the holder a contractual right to receive cash or another financial asset from a second entity, not does the USDT come into existence because of a contractual relationship." [See your response to comment 17 of our June 14, 2022 letter] In addition, tell us how you considered whether you relinquished control of the USDT since the USDT must be returned to you. Also, describe how you considered whether the receivable contains an embedded derivative. Refer to ASC 815-15-25-1(a). Please provide your accounting analysis, with citation to authoritative guidance, supporting your accounting for the loan and describe the material terms of the loan agreement.

You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrei Sirabionian